U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Rosenwald, Lindsay A.
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   (Last)               (First)                 (Middle)

   c/o Paramount Capital Asset Management, Inc., 787
   Seventh Avenue, 48th Floor
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                                    (Street)

   New York               NY                  10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Palatin Technologies, Inc. (PLTN)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   January 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            B                     A                                     I              By Aries Domestic
                          01/03/00                    404              2.625         1,228,029(1)                  Fund, L.P. (2)
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Common Stock                            B                     A                                     I              By Aries Domestic
                          01/03/00                  2,104              2.625         1,228,029(1)                  Fund II, L.P. (2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
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N/A
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
Explanation of Responses:

(1) See Attachment A
(2) See Attachment B

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Lindsay A. Rosenwald, M.D.                           February 9, 2000
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
    Lindsay A. Rosenwald, M.D.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  ATTACHMENT A

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. Warrants to purchase 68,540 shares of Common Stock and warrants to purchase 4,054 shares of Series A Convertible Preferred Stock, which Preferred Stock converts into 83,588 shares of Common Stock owned directly by Dr. Rosenwald.

2. 358,245 shares of Common Stock owned by RAQ, LLC, of which Dr. Rosenwald is the sole proprietor.

3.    3,669 shares of Common Stock owned by Aries Domestic Fund II, L.P.

4. 74,946 shares of Common Stock issuable upon conversion of 3,500 shares of Series A Convertible Preferred Stock; warrants to purchase 350 shares of Series A Convertible Preferred Stock, which convert into 7,495 shares of Common Stock; 115,038 shares of Common Stock; and warrants to purchase an aggregate of 19,587 shares of Common Stock owned by the Aries Domestic Fund, L.P.

5. 139,186 shares of Common Stock issuable upon conversion of 6,500 shares of Series A Convertible Preferred Stock; warrants to purchase 650 shares of Series A Convertible Preferred Stock, which convert into 13,919 shares of Common Stock; 282,363 shares of Common Stock; and warrants to purchase an aggregate of 33,417 shares of Common Stock owned by The Aries Master Fund.

                                  ATTACHMENT B

      Paramount Capital Asset Management, Inc. ("Paramount"), the Investment Manager to The Aries Master Fund, a Cayman Islands exempted company (the "Fund"), is also the General Partner of the Aries Domestic Fund, L.P. (the "Partnership") and the Aries Domestic Fund II, L.P., each a Delaware limited partnership ("Aries II" and collectively with the Fund and the Partnership, the "Aries Funds") and each of which also owns securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Dr. Rosenwald may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Aries Fund, except to the extent of their pecuniary interest therein, if any.